Additional Exhibit - Item 6, Unregistered Securities, (d)

Rule 506(b) of Regulation D, no general solicitation or advertising occurred to market the securities. The shares were issued to founders and to attorney in exchange for unpaid legal invoices. Network 1 has not participated in any offerings to date but Network 1 will require FINRA clearance to act as the underwriter for this offering.